UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Perfect World Plaza, Building 306, 86 Beiyuan Road

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

	By:	/s/ Kelvin Wing Kee Lau
	Name:	Kelvin Wing Kee Lau
	Title:	Chief Financial Officer

Date: March 11, 2014

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release	4

Exhibit 99.1

 PERFECT WORLD ANNOUNCES FOURTH QUARTER AND FISCAL YEAR 2013 UNAUDITED FINANCIAL RESULTS

(Beijing, China — March 10, 2014) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2013.

Fourth Quarter 2013 Highlights1

•                  Total revenues were RMB914.3 million (USD151.0 million), compared with RMB820.2 million in the previous quarter and RMB679.9 million in the same quarter last year.

•                  Gross profit was RMB686.8 million (USD113.4 million), compared with RMB637.7 million in the previous quarter and RMB522.6 million in the same quarter last year.

•                  Operating profit was RMB9.8 million (USD1.6 million), compared with RMB115.1 million in the previous quarter and RMB27.9 million in the same quarter last year.  Excluding the share-based compensation charge and the goodwill impairment, non-GAAP operating profit2 was RMB108.6 million (USD17.9 million), compared with RMB135.7 million in the previous quarter and RMB82.6 million in the same quarter last year.

•                  Net income attributable to the Company’s shareholders was RMB209.8 million (USD34.7 million), compared with RMB120.9 million in the previous quarter and RMB86.4 million in the same quarter last year.  Excluding the share-based compensation charge, the goodwill impairment and the gain from disposal of discontinued operations (net of tax), non-GAAP net income attributable to the Company’s shareholders2 was RMB163.8 million (USD27.1 million), compared with RMB141.5 million in the previous quarter and RMB141.1 million in the same quarter last year.

•                  Basic and diluted earnings per ADS3 were RMB4.25 (USD0.71) and RMB4.18 (USD0.69), respectively, compared with RMB2.47 and RMB2.41, respectively, in the previous quarter, and RMB1.79 and RMB1.78, respectively, in the same quarter last year.  Excluding the share-based compensation charge, the goodwill impairment and the gain from disposal of discontinued operations (net of tax), non-GAAP basic and diluted earnings per ADS2 were RMB3.33 (USD0.55) and RMB3.26 (USD0.54), respectively, compared with RMB2.89 and RMB2.82 respectively, in the previous quarter, and RMB2.92 and RMB2.90, respectively, in the same quarter last year.

•                  In December 2013, started to commercialize “DOTA2” in mainland China.

•                  Invested in two leading Chinese gaming portals, TGBus.com and PTBus.com.

1 The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader.  The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2013, which was RMB6.0537 to USD1.00.  The percentages stated in this press release are calculated based on the RMB amounts.

2 As used in this press release, non-GAAP operating profit is defined to exclude share-based compensation charge and the goodwill impairment from operating profit.  Non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude share-based compensation charge, the goodwill impairment and the gain from disposal of discontinued operations (net of tax) from net income attributable to the Company’s shareholders and earnings per ADS, respectively.  See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3 Each ADS represents five ordinary shares.

Fiscal Year 2013 Financial Highlights

•                  Total revenues were RMB3,052.7 million (USD504.3 million), compared with RMB2,770.6  million in fiscal year 2012.

•                  Gross profit was RMB2,341.0 million (USD386.7 million), compared with RMB2,230.7 million in fiscal year 2012.

•                  Operating profit was RMB337.9 million (USD55.8 million), compared with RMB565.9 million in fiscal year 2012.  Excluding the share-based compensation charge and the goodwill impairment, non-GAAP operating profit was RMB491.1 million (USD81.1 million), compared with RMB677.9 million in fiscal year 2012.

•                  Net income attributable to the Company’s shareholders was RMB542.4 million (USD89.6 million), compared with RMB540.7 million in fiscal year 2012.  Excluding the share-based compensation charge, the goodwill impairment and the gain from disposal of discontinued operations (net of tax), non-GAAP net income attributable to the Company’s shareholders was RMB550.8 million (USD91.0 million), compared with RMB652.6 million in fiscal year 2012.

•                  Basic and diluted earnings per ADS were RMB11.12 (USD1.83) and RMB10.95 (USD1.81), respectively, compared with RMB11.31 and RMB11.15, respectively, in fiscal year 2012.  Excluding the share-based compensation charge, the goodwill impairment and the gain from disposal of discontinued operations (net of tax), non-GAAP basic and diluted earnings per ADS were RMB11.29 (USD1.86) and RMB11.12 (USD1.84), respectively, compared with RMB13.65 and RMB13.46, respectively, in fiscal year 2012.

Mr. Robert Xiao, CEO of Perfect World commented, “We are pleased to announce our fourth quarter 2013 financial results.  Our revenues rose by 11% sequentially, which came in above the high end of our expectations.  During the quarter, a number of our games, such as our flagship client-based MMORPG ‘Zhu Xian,’ continued to perform well.  In addition, ‘Return of the Condor Heroes,’ our first hardcore mobile game, contributed nicely to the quarter’s growth.”

“As part of our consistent practice to invigorate our existing games, we released a number of expansion packs and content updates during the quarter.  We have also been working on a more comprehensive and well-rounded pipeline with a line-up of attractive client-based games across a wide range of genres, such as the highly-anticipated ‘DOTA2’ and our 3D MMORPG ‘Legend of the Condor Heroes,’ as well as a number of web and mobile games.  ‘DOTA2’ is currently at the initial stage of commercialization and we expect to have a large-scale full launch in China soon.  ‘Neverwinter,’ another world-class title that has already generated wide excitement among gamers in the U.S. and Europe, is gearing up for launch in China later this year.  While we have been pleased with the current performance of our mobile game ‘Return of the Condor Heroes,’ we also launched another hardcore mobile game, ‘Fantasy of the Immortals,’ which is our first 3D RPG mobile game, very recently.  We look forward to introducing more high-quality mobile games, such as ‘Forsaken World,’ to the market going forward.”

“In addition to our robust pipeline, our global R&D capabilities and extensive overseas network are critical competitive advantages that we continue to sharpen.  ‘Neverwinter,’ an MMORPG developed by our Cryptic Studios in the U.S., well demonstrates our strong global R&D capabilities given its success in a number of different markets.  Maintaining our leading position among Chinese online gaming companies in overseas markets, we continue to strengthen our overseas network.  While the number of games operated by our subsidiaries in overseas markets has been growing, we continued to extend our efforts on licensing and launching our games through overseas partners in various markets.  We believe this vast overseas network in conjunction with our extensive operational experience in China will continue to give us an important edge as we move forward.”

“Looking back at the full year, with revenue growth of 10.2% over 2012, we were pleased that we successfully took our business through a challenging market transition and obtained initial success of diversifying our business in new areas other than traditional PC MMORPG.  During year 2013, we not only made progress on our core PC MMORPG business by introducing several new games, such as the popular MMORPGs ‘Swordsman Online’ and ‘Saint Seiya Online,’ but also made solid strides in the mobile area with the successful debut of our first 2D RPG mobile game, ‘Return of the Condor Heroes.’”

“With 2013 behind us, we are looking to forge ahead and tap new areas for growth.  In addition to looking for opportunities to invest in other gaming companies with great products and growth potential, we are actively seeking strategic partnerships with leading companies in various industries to extend our channel coverage and branding influence beyond the traditional online gaming industry.  For example, we very recently signed a strategic partnership framework agreement with Huawei, a leading multinational telecommunications equipment supplier and terminal device manufacturer, and plan to pair our high-quality gaming products and services with their terminal devices to bring premium entertainment experiences to our users.  To help lead us in these efforts, I’m pleased to announce that we have appointed Mr. Alex Xu, our senior vice president in charge of business development and investment, as our Chief Business Officer to help us better capture new growth opportunities in the global market in this fast-growing industry.”

“Given the strength of our comprehensive and diverse portfolio, strong global R&D capabilities and well-established operating network, we have confidence in the long-term sustainable growth of our business.  As we continue to generate healthy cash flow from our operations, the board of directors declared annual cash dividends on March 8, 2014, in the aggregate amount of approximately USD24 million to our shareholders of record as of the close of business on April 3, 2014 (Eastern Time), at USD0.096 per Class A or Class B ordinary share, or USD0.48 per ADS, each representing five Class B ordinary shares of the Company.  The cash dividends are expected to be distributed in or around April 2014.  We intend to distribute annual dividends in the future.  However, the distribution of any future dividends will be at the full discretion of the Board and will be dependent on our financial position, results of operations, available cash, capital requirements and other factors.  Bringing value to our shareholders has always been one of our most important commitments, and we will continue to remain focused on the long-term health of our business and the best interest of our shareholders.”

Fourth Quarter 2013 Financial Results

Total Revenues

Total revenues were RMB914.3 million (USD151.0 million), compared with RMB820.2 million in the previous quarter and RMB679.9 million in the same quarter last year.

Online game operation revenues, which include both domestic and overseas online game operations, were RMB843.8 million (USD139.4 million), compared with RMB750.2 million in the previous quarter and RMB599.7 million in the same quarter last year.  The sequential growth in online game operation revenues was primarily attributable to the eye-catching performance of the Company’s new mobile game ‘Return of the Condor Heroes,’ along with the strong contribution from some existing client-based games such as the Company’s flagship title “Zhu Xian.”

The aggregate average concurrent users (ACU) for PC online games under operation in mainland China was approximately 803,000, compared with 778,000 in the previous quarter and 620,000 in the same quarter last year.  The increase from the previous quarter was mainly attributable to the initial commercialization of the world-class online game, “DOTA2.”

Licensing revenues were RMB48.6 million (USD8.0 million), compared with RMB39.1 million in the previous quarter and RMB36.5 million in the same quarter last year.  The increase from the previous quarter was primarily due to an increase in initial license fees arising from new commercial launches overseas and the sequential growth in usage-based royalty fees in certain overseas markets.

Other revenues were RMB21.9 million (USD3.6 million), compared with RMB30.9 million in the previous quarter and RMB43.7 million in the same quarter last year.  Most of the other revenues for 4Q13 were associated with “Torchlight 2,” a popular pay-per-install game developed by Runic Games, the Company’s majority-owned subsidiary based in the U.S.  Installations of “Torchlight 2” increased, following some promotional activities for this game in 3Q13, while there were no similar promotional activities in 4Q13.

Cost of Revenues

Cost of revenues was RMB227.5 million (USD37.6 million), compared with RMB182.5 million in the previous quarter and RMB157.3 million in the same quarter last year.  The increase from the previous quarter was mainly due to an impairment associated with certain of the Company’s smaller games, as well as an increase in revenue sharing with mobile game distribution platforms as a result of the strong performance of the Company’s mobile games in 4Q13.

Gross Profit and Gross Margin

Gross profit was RMB686.8 million (USD113.4 million), compared with RMB637.7 million in the previous quarter and RMB522.6 million in the same quarter last year.  Gross margin was 75.1%, compared with 77.8% in the previous quarter and 76.9% in the same quarter last year.

Operating Expenses

Operating expenses were RMB677.0 million (USD111.8 million), compared with RMB522.6 million in the previous quarter and RMB494.7 million in the same quarter last year.  The increase in operating expenses from the previous quarter was mainly due to the goodwill impairment associated with the Company’s Japanese subsidiary, as well as higher R&D expenses, sales and marketing expenses, and general administrative expenses in 4Q13.

R&D expenses were RMB271.5 million (USD44.8 million), compared with RMB236.0 million in the previous quarter and RMB230.9 million in the same quarter last year.  The increase from the previous quarter was primarily due to an increase in staff cost, including a special year-end bonus.

Sales and marketing expenses were RMB233.1 million (USD38.5 million), compared with RMB210.2 million in the previous quarter and RMB148.0 million in the same quarter last year.  The increase from the previous quarter was primarily due to an increase in advertising and promotional expenses as the Company released a number of major expansion packs for its client-based MMORPGs and started to ramp up promotions for mobile games in 4Q13.

General and administrative expenses were RMB95.2 million (USD15.7 million), compared with RMB76.4 million in the previous quarter and RMB75.0 million in the same quarter last year.  The increase from the previous quarter was mainly due to an increase in staff cost and the impairment of the trademark recognized from the acquisition of the Company’s Japanese subsidiary in April 2010.

Goodwill impairment was RMB77.3 million (USD12.8 million), compared with Nil in the previous quarter and RMB40.8 million in the same quarter last year.  The goodwill impairment was associated with the Company’s Japanese subsidiary.  As of December 31, 2013, all goodwill arising from the acquisition of the Company’s Japanese subsidiary in April 2010 was fully impaired.

Operating Profit

Operating profit was RMB9.8 million (USD1.6 million), compared with RMB115.1 million in the previous quarter and RMB27.9 million in the same quarter last year.  Excluding the share-based compensation charge and the goodwill impairment, non-GAAP operating profit was RMB108.6 million (USD17.9 million), compared with RMB135.7 million in the previous quarter and RMB82.6 million in the same quarter last year.

Total Other Income

Total other income was RMB59.6 million (USD9.9 million), compared with RMB26.6 million in the previous quarter and RMB64.7 million in the same quarter last year.  The increase from the previous quarter was largely attributable to an increase in government grant subsidy income.

Income Tax Expense

Income tax expense was RMB2.2 million (USD0.4 million), compared with RMB14.1 million in the previous quarter and RMB1.1 million in the same quarter last year.  The decrease from the previous quarter was primarily a result of an R&D super deduction recognized during the annual tax filing for some of the Company’s PRC entities in 4Q13.

Gain from Disposal of Discontinued Operations, Net of Tax

Gain from disposal of discontinued operations (net of tax) was RMB166.3 million (USD27.5 million), compared with Nil in the previous quarter and Nil in the same quarter last year.  In December 2013, Perfect World announced that it entered into a definitive agreement to sell Beijing Huanxiang Zongheng Chinese Literature Website Co., Ltd. (“PW Literature”), the entity that operated Perfect World’s Chinese online reading business.  As of December 31, 2013, the Company has completed this transaction and recorded the related gain in the consolidated statements of operations in accordance with U.S. GAAP.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB209.8 million (USD34.7 million), compared with RMB120.9 million in the previous quarter and RMB86.4 million in the same quarter last year.  Excluding the share-based compensation charge, the goodwill impairment and the gain from disposal of discontinued operations (net of tax), non-GAAP net income attributable to the Company’s shareholders was RMB163.8 million (USD27.1 million), compared with RMB141.5 million in the previous quarter and RMB141.1 million in the same quarter last year.

Basic and diluted earnings per ADS were RMB4.25 (USD0.71) and RMB4.18 (USD0.69), respectively compared with RMB2.47 and RMB2.41, respectively, in the previous quarter, and RMB1.79 and RMB1.78, respectively, in the same quarter last year.  Excluding the share-based compensation charge, the goodwill impairment and the gain from disposal of discontinued operations (net of tax), non-GAAP basic and diluted earnings per ADS were RMB3.33 (USD0.55) and RMB3.26 (USD0.54), respectively, compared with RMB2.89 and RMB2.82, respectively, in the previous quarter, and RMB2.92 and RMB2.90, respectively, in the same quarter last year.

Cash and Cash Equivalents

As of December 31, 2013, the Company had RMB1,212.2 million (USD200.2 million) of cash and cash equivalents, compared with RMB932.9 million as of September 30, 2013.  The increase was primarily due to net cash inflow generated from the Company’s online game operations.

Fiscal Year 2013 Financial Results

Total Revenues

Total revenues were RMB3,052.7 million (USD504.3 million) in fiscal year 2013, compared with RMB2,770.6 million in fiscal year 2012.

Online game operation revenues, which include both domestic and overseas online game operations, were RMB2,800.3 million (USD462.6 million) in fiscal year 2013, compared with RMB2,499.4 million in fiscal year 2012.  The year-over-year increase was primarily attributable to the strong performance of several new games launched in China during the year and the continued strength of the Company’s U.S. and European subsidiaries.

Licensing revenues were RMB149.3 million (USD24.7 million) in fiscal year 2013, compared with RMB171.6 million in fiscal year 2012.  The year-over-year decrease was primarily because more of the Company’s games began to be operated by the Company’s own subsidiaries in some overseas markets in fiscal year 2013.

Other revenues were RMB103.0 million (USD17.0 million) in fiscal year 2013, compared with RMB99.6 million in fiscal year 2012.

Cost of Revenues

Cost of revenues was RMB711.6 million (USD117.6 million) in fiscal year 2013, compared with RMB539.9 million in fiscal year 2012.  In fiscal year 2013, the Company successfully launched several new games, resulting in increases in revenue sharing, sales-related taxes and internet data center cost.

Gross Profit and Gross Margin

Gross profit was RMB2,341.0 million (USD386.7 million) in fiscal year 2013, compared with RMB2,230.7 million in fiscal year 2012.  Gross margin was 76.7% in fiscal year 2013, compared with 80.5% in fiscal year 2012.

Operating Expenses

Operating expenses were RMB2,003.1 million (USD330.9 million) in fiscal year 2013, compared with RMB1,664.7 million in fiscal year 2012.  The year-over-year increase in operating expenses was mainly due to increases in advertising and promotional expenses associated with several major new games launched during the year and staff cost.

Operating Profit

Operating profit was RMB337.9 million (USD55.8 million) in fiscal year 2013, compared with RMB565.9 million in fiscal year 2012.  Excluding the share-based compensation charge and the goodwill impairment, non-GAAP operating profit was RMB491.1 million (USD81.1 million) in fiscal year 2013, compared with RMB677.9 million in fiscal year 2012.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB542.4 million (USD89.6 million) in fiscal year 2013, compared with RMB540.7 million in fiscal year 2012.  Excluding the share-based compensation charge, the goodwill impairment and the gain from disposal of discontinued operations (net of tax), non-GAAP net income attributable to the Company’s shareholders was RMB550.8 million (USD91.0 million) in fiscal year 2013, compared with RMB652.6 million in fiscal year 2012.

Basic and diluted earnings per ADS were RMB11.12 (USD1.83) and RMB10.95 (USD1.81), respectively, in fiscal year 2013, compared with RMB11.31 and RMB11.15, respectively, in fiscal year 2012.  Excluding the share-based compensation charge, the goodwill impairment and the gain from disposal of discontinued operations (net of tax), non-GAAP basic and diluted earnings per ADS were RMB11.29 (USD1.86) and RMB11.12 (USD1.84), respectively, in fiscal year 2013, compared with RMB13.65 and RMB13.46, respectively, in fiscal year 2012.

Completion of the Divesture of Chinese Online Reading Business

In December 2013, Perfect World announced that it entered into a definitive agreement to sell Beijing Huanxiang Zongheng Chinese Literature Website Co., Ltd., the entity that operated Perfect World’s Chinese online reading business, to Beijing Baidu Netcom Science Technology Co., Ltd., an entity unrelated to Perfect World, for a total consideration of approximately RMB191.5 million, for the acquisition of PW Literature’s equity and the repayment of PW Literature’s loan from Perfect World.

As of December 31, 2013, the Company has completed this transaction and recorded the related gain in the consolidated statements of operations in accordance with U.S. GAAP.  The Company has also separately reported the operating results from the Chinese online reading business as discontinued operations in the consolidated statements of operations for the quarter ended December 31, 2013 and prior comparative quarters.  The transaction is expected to sharpen Perfect World’s focus on its core online game development and operation.

Declaration of Annual Cash Dividends

On March 8, 2014, the Company’s board of directors declared annual cash dividends in the aggregate amount of approximately USD24 million to the Company’s shareholders of record as of the close of business on April 3, 2014 (Eastern Time), at USD0.096 per Class A or Class B ordinary share, or USD0.48 per ADS, each representing five Class B ordinary shares of the Company.  The cash dividends are expected to be distributed in or around April 2014.

The Company intends to distribute annual dividends in the future.  However, the distribution of any future dividends will be at the full discretion of the Board and will be dependent on the Company’s financial position, results of operations, available cash, capital requirements and other factors.

Business Outlook

Based on the Company’s current operations, total revenues for the first quarter of 2014 are expected to be between RMB841 million and RMB887 million, representing a slight decline from the strong fourth quarter of 2013 but still an increase of 36% to 43% on a year-over-year basis.  Due to the long holiday of the Chinese New Year, the Company decided to slow down promotional activities for our client-based MMORPGs in the first quarter of 2014.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP operating profit by excluding share-based compensation charge and the goodwill impairment from operating profit, as well as non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge, the goodwill impairment and the gain from disposal of discontinued operations (net of tax) from net income attributable to the Company’s shareholders and earnings per ADS, respectively.  The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results.  As such, the Company excludes from its core operating results certain expenses that are not expected to result in cash payments and the gain from disposal of discontinued operations (net of tax) that the Company does not believe is reflective of its ordinary and ongoing course of activities.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation charge has been and will continue to be incurred and goodwill impairment may recur in the future.  The disposal of discontinued operations does provide cash inflows to the Company and its related gain has a one-off positive effect on the Company’s operating results and financial positions.  They are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results.  None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP.  The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation charge, the goodwill impairment and the gain from disposal of discontinued operations (net of tax) in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance.  These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

Perfect World will host a conference call and live webcast at 9:00pm Eastern Daylight Time on Monday, March 10, 2014 (9:00am Beijing time on Tuesday, March 11, 2014).

Dial-in numbers for the live conference call are as follows:

• U.S. Toll Free Number	1-866-519-4004
• International Dial-in Number	+65-6723-9381
• Mainland China Toll Free Number	800-819-0121
• Hong Kong Toll Free Number	80-093-0346
• U.K. Toll Free Number	080-8234-6646
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com .

A telephone replay of the call will be available beginning two hours after the conclusion of the conference call through 11:59pm Eastern Time, March 18, 2014.

Dial-in numbers for the replay are as follows:

• U.S. Toll Free Number	1-855-452-5696
• International Dial-in Number	+61-2-8199-0299
Conference ID: 3960854

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China.  Perfect World primarily develops online games based on proprietary game engines and game development platforms.  Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends.  Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” “Empire of the Immortals,” “Return of the Condor Heroes,” “Saint Seiya Online,” “Swordsman Online” and “Holy King;” an online casual game: “Hot Dance Party;” and a number of web games and mobile games.  While a majority of the revenues are generated in China, Perfect World operates its games in North America, Europe, Japan, Korea and Southeast Asia through its own subsidiaries.  Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, and the Russian Federation and other Russian speaking territories.  Perfect World intends to continue to explore new and innovative business models and is committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements.  These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements.  Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Potential risks and uncertainties include, but are not limited to, Perfect World’s ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere.  Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.  All information provided in this press release and in the attachments is as of March 10, 2014, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang — Vice President, Capital Market & Corporate Communications

Joanne Deng — Associate Investor Relations Director

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Jung Chang

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: jchang@christensenir.com

Perfect World Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	December 31,	December 31,
	2012	2013	2013
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	799,632,647	1,212,157,293	200,234,120
Restricted cash and time deposits	891,462,180	226,100,000	37,349,059
Short-term investments	1,508,884,886	1,307,892,890	216,048,514
Accounts receivable, net	110,286,428	197,715,605	32,660,291
Due from related parties	7,542,600	3,393,089	560,498
Prepayment and other assets	156,083,903	424,839,088	70,178,418
Deferred tax assets	41,585,847	40,387,485	6,671,537
Total current assets	3,515,478,491	3,412,485,450	563,702,437
Non current assets
Equity investments	227,832,057	470,018,715	77,641,561
Time deposits	51,465,395	108,135,489	17,862,710
Restricted time deposits	7,814,450	7,597,873	1,255,079
Property, equipment, and software, net	1,206,485,419	1,353,740,512	223,622,002
Construction in progress	20,326,428	14,051,462	2,321,136
Intangible assets, net	229,013,555	330,718,241	54,630,762
Goodwill	408,829,417	511,270,880	84,455,933
Prepayments and other assets	87,332,624	86,177,977	14,235,588
Deferred tax assets	42,427,797	50,830,484	8,396,598
Total assets	5,797,005,633	6,345,027,083	1,048,123,806

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	70,696,803	95,908,036	15,842,878
Short-term bank loans	747,974,500	213,391,500	35,249,765
Advances from customers	133,949,512	102,469,102	16,926,690
Salary and welfare payable	232,137,936	287,057,153	47,418,464
Taxes payable	49,898,625	59,756,556	9,871,080
Accrued expenses and other liabilities	58,016,741	188,939,187	31,210,530
Due to related parties	150,000	91,750	15,156
Deferred revenues	365,705,044	742,171,227	122,597,953
Deferred tax liabilities	61,219,290	87,173,299	14,400,003
Deferred government grants	458,287	5,000,000	825,941
Total current liabilities	1,720,206,738	1,781,957,810	294,358,460
Non current liabilities
Deferred revenues	56,503,584	38,655,431	6,385,422
Deferred tax liabilities	6,875,864	13,408,787	2,214,974
Other long-term liabilities	1,619,438	2,800,000	462,527
Total liabilities	1,785,205,624	1,836,822,028	303,421,383

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 212,376,660 Class B ordinary shares issued and outstanding as of December 31, 2012; 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 217,308,865 Class B ordinary shares issued and outstanding as of December 31, 2013)	193,960	197,003	32,543
Additional paid-in capital	329,804,508	452,966,738	74,824,775
Statutory reserves	272,938,726	312,339,625	51,594,830
Accumulated other comprehensive loss	(80,543,186)	(126,536,702)	(20,902,374)
Retained earnings	3,466,189,747	3,832,064,435	633,011,949
Total Perfect World Shareholders’ Equity	3,988,583,755	4,471,031,099	738,561,723
Non-controlling interests	23,216,254	37,173,956	6,140,700
Total Shareholders’ Equity	4,011,800,009	4,508,205,055	744,702,423
Total Liabilities and Shareholders’ Equity	5,797,005,633	6,345,027,083	1,048,123,806

Perfect World Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended				Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2013	2013	2013	2012	2013	2013
	RMB	RMB	RMB	USD	RMB	RMB	USD
Revenues
Online game operation revenues	599,656,127	750,200,986	843,821,592	139,389,397	2,499,418,794	2,800,321,186	462,580,106
Licensing revenues	36,495,793	39,078,354	48,618,892	8,031,269	171,563,574	149,317,502	24,665,494
Other revenues	43,745,046	30,888,624	21,850,373	3,609,424	99,603,687	103,024,305	17,018,403
Total Revenues	679,896,966	820,167,964	914,290,857	151,030,090	2,770,586,055	3,052,662,993	504,264,003
Cost of revenues	(157,316,603)	(182,455,810)	(227,505,075)	(37,581,161)	(539,935,810)	(711,648,433)	(117,555,947)
Gross profit	522,580,363	637,712,154	686,785,782	113,448,929	2,230,650,245	2,341,014,560	386,708,056
Operating expenses
Research and development expenses	(230,930,699)	(236,006,148)	(271,455,151)	(44,841,196)	(797,067,359)	(886,083,719)	(146,370,603)
Sales and marketing expenses	(148,008,444)	(210,212,860)	(233,095,800)	(38,504,683)	(520,619,687)	(729,657,246)	(120,530,790)
General and administrative expenses	(74,954,654)	(76,378,447)	(95,191,963)	(15,724,592)	(306,255,965)	(310,043,825)	(51,215,591)
Goodwill impairment	(40,769,946)	—	(77,290,117)	(12,767,418)	(40,769,946)	(77,290,117)	(12,767,418)
Total operating expenses	(494,663,743)	(522,597,455)	(677,033,031)	(111,837,889)	(1,664,712,957)	(2,003,074,907)	(330,884,402)
Operating profit	27,916,620	115,114,699	9,752,751	1,611,040	565,937,288	337,939,653	55,823,654
Other income / (expenses)
Share of income / (loss) from equity investments	6,396,692	(4,551,283)	(6,311,027)	(1,042,507)	(5,334,495)	(15,198,149)	(2,510,555)
Interest income	22,353,033	22,253,330	25,666,332	4,239,776	94,565,745	93,212,910	15,397,676
Interest expense	(4,368,201)	(1,029,198)	(699,825)	(115,603)	(21,866,732)	(7,674,899)	(1,267,803)
Others, net	40,364,397	9,976,845	40,977,365	6,768,978	60,276,060	83,680,334	13,823,006
Total other income	64,745,921	26,649,694	59,632,845	9,850,644	127,640,578	154,020,196	25,442,324
Profit before tax	92,662,541	141,764,393	69,385,596	11,461,684	693,577,866	491,959,849	81,265,978
Income tax expense	(1,134,281)	(14,108,543)	(2,231,656)	(368,643)	(116,119,365)	(69,997,794)	(11,562,812)
Income from continuing operations, net of tax	91,528,260	127,655,850	67,153,940	11,093,041	577,458,501	421,962,055	69,703,166
Discontinued operations:
Loss from discontinued operations, net of tax	(4,690,087)	(4,702,751)	(26,657,147)	(4,403,447)	(30,214,733)	(44,322,061)	(7,321,483)
Gain from disposal of discontinued operations, net of tax	—	—	166,288,268	27,468,865	—	166,288,268	27,468,865
(Loss) / income from discontinued operations, net of tax	(4,690,087)	(4,702,751)	139,631,121	23,065,418	(30,214,733)	121,966,207	20,147,382
Net Income	86,838,173	122,953,099	206,785,061	34,158,459	547,243,768	543,928,262	89,850,548
Net (income) / loss attributable to the non-controlling interests	(391,178)	(2,038,077)	3,009,301	497,101	(6,593,580)	(1,514,629)	(250,199)
Net income attributable to the Company’s shareholders	86,446,995	120,915,022	209,794,362	34,655,560	540,650,188	542,413,633	89,600,349

Net earnings per ordinary share, basic
Continuing operations	0.38	0.51	0.28	0.05	2.39	1.72	0.28
Discontinued operations	(0.02)	(0.02)	0.57	0.09	(0.13)	0.50	0.08
Total earnings per ordinary share, basic	0.36	0.49	0.85	0.14	2.26	2.22	0.36

Net earnings per ordinary share, diluted
Continuing operations	0.38	0.50	0.28	0.05	2.35	1.70	0.28
Discontinued operations	(0.02)	(0.02)	0.56	0.09	(0.12)	0.49	0.08
Total earnings per ordinary share, diluted	0.36	0.48	0.84	0.14	2.23	2.19	0.36

Net earnings per ADS, basic
Continuing operations	1.89	2.57	1.42	0.24	11.94	8.62	1.42
Discontinued operations	(0.10)	(0.10)	2.83	0.47	(0.63)	2.50	0.41
Total earnings per ADS, basic	1.79	2.47	4.25	0.71	11.31	11.12	1.83

Net earnings per ADS, diluted
Continuing operations	1.88	2.50	1.40	0.23	11.77	8.49	1.40
Discontinued operations	(0.10)	(0.09)	2.78	0.46	(0.62)	2.46	0.41
Total earnings per ADS, diluted	1.78	2.41	4.18	0.69	11.15	10.95	1.81

Shares used in calculating basic net earnings per ordinary share	241,754,091	244,382,546	246,281,330	246,281,330	239,119,233	243,958,465	243,958,465
Shares used in calculating diluted net earnings per ordinary share	243,416,502	251,156,777	250,827,673	250,827,673	242,495,660	247,712,898	247,712,898

Amount attributable to the Company’s shareholders:
Income from continuing operations, net of tax	91,137,082	125,617,773	70,163,241	11,590,142	570,864,921	420,447,426	69,452,967
(Loss) / income from discontinued operations, net of tax	(4,690,087)	(4,702,751)	139,631,121	23,065,418	(30,214,733)	121,966,207	20,147,382
Net income	86,446,995	120,915,022	209,794,362	34,655,560	540,650,188	542,413,633	89,600,349

Total share-based compensation cost included in:
Cost of revenues	(799,479)	(836,815)	(973,005)	(160,729)	(4,570,357)	(3,671,402)	(606,472)
Research and development expenses	(6,631,180)	(9,289,947)	(9,408,573)	(1,554,186)	(34,818,684)	(34,243,440)	(5,656,613)
Sales and marketing expenses	(2,390,115)	(3,270,968)	(3,658,443)	(604,332)	(10,111,863)	(12,351,112)	(2,040,258)
General and administrative expenses	(4,105,931)	(7,167,748)	(7,502,386)	(1,239,306)	(21,643,688)	(25,627,116)	(4,233,298)
Loss from discontinued operations, net of tax	—	—	(21,450,000)	(3,543,288)	—	(21,450,000)	(3,543,288)

Perfect World Co., Ltd.

Reconciliation of GAAP and Non-GAAP Results

	Three months ended				Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2013	2013	2013	2012	2013	2013
	RMB	RMB	RMB	USD	RMB	RMB	USD

GAAP operating profit	27,916,620	115,114,699	9,752,751	1,611,040	565,937,288	337,939,653	55,823,654
Share based compensation charge	13,926,705	20,565,478	21,542,407	3,558,553	71,144,592	75,893,070	12,536,641
Goodwill impairment	40,769,946	—	77,290,117	12,767,418	40,769,946	77,290,117	12,767,418
Non-GAAP operating profit	82,613,271	135,680,177	108,585,275	17,937,011	677,851,826	491,122,840	81,127,713

GAAP net income attributable to the Company’s shareholders	86,446,995	120,915,022	209,794,362	34,655,560	540,650,188	542,413,633	89,600,349
Share based compensation charge	13,926,705	20,565,478	42,992,407	7,101,841	71,144,592	97,343,070	16,079,929
Goodwill impairment	40,769,946	—	77,290,117	12,767,418	40,769,946	77,290,117	12,767,418
Gain from disposal of discontinued operations, net of tax	—	—	(166,288,268)	(27,468,865)	—	(166,288,268)	(27,468,865)
Non-GAAP net income attributable to the Company’s shareholders	141,143,646	141,480,500	163,788,618	27,055,954	652,564,726	550,758,552	90,978,831

GAAP net earnings per ADS
- Basic	1.79	2.47	4.25	0.71	11.31	11.12	1.83
- Diluted	1.78	2.41	4.18	0.69	11.15	10.95	1.81

Non-GAAP net earnings per ADS
- Basic	2.92	2.89	3.33	0.55	13.65	11.29	1.86
- Diluted	2.90	2.82	3.26	0.54	13.46	11.12	1.84

ADSs used in calculating net earnings per ADS
- Basic	48,350,818	48,876,509	49,256,266	49,256,266	47,823,847	48,791,693	48,791,693
- Diluted	48,683,300	50,231,355	50,165,535	50,165,535	48,499,132	49,542,580	49,542,580